Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – April to June 2020

Mumbai, July 7, 2020: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for April to June 2020

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR-JUN 2019	APR-JUN 2020	APR-JUN 2019	APR-JUN 2020	APR-JUN 2019	APR-JUN 2020
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	19235	4792	17819	10094	94	0
UVC	NEXON	12804	2832	12652	3663	81	0
UV2	SAFARI, HARRIER, SUMO	6930	439	5632	814	67	0
UV3	HEXA	993	0	842	0	1	0
V1	MAGIC EXPRESS	4827	0	4110	0	14	0
V2	MAGIC, MAGIC IRIS	691	0	979	0	107	15
N1- A1	ACE, ACE EX, ACE Zip	33170	3540	29388	3968	716	107
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	1394	2024	12397	1936	1216	300
M2- A1	Buses Fully Built, Buses Chassis	1047	99	125	91	155	18
M2- A2	Buses Fully Built, Buses Chassis	1489	1	2124	0	0	0
N2- A1	Tippers, Haulage	2496	359	3804	237	115	34
N2- A2	Tippers, Haulage	17365	490	1735	296	276	92
N2- A3	Tippers, Haulage	1950	819	1493	98	365	74
N2- A4	Tippers, Haulage	2430	123	5121	30	117	25
M3-A1	Buses Fully Built, Buses Chassis	0	159	3	0	0	0
M3- A2	Buses Fully Built, Buses Chassis	0	0	1	0	270	41
M3-B1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	4170	68	3504	166	200	69

M3-C1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	2166	136	1835	36	349	150
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	1033	0	728	0	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	372	0	105	0	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	1322	0	1038	32	0	0
M3-G1	Buses Fully Built, Buses Chassis	1	0	0	0	0	0
N3- A1	Tippers, Haulage	1826	472	410	241	78	11
N3- A2	Tippers, Haulage	7144	0	1516	331	729	127
N3- A3	Tippers, Haulage	1272	0	3183	477	5	0
N3- B1(a)	Tippers, Haulage	7513	588	7042	0	557	105
N3- B1(b)	Tippers, Haulage	4438	1403	4537	677	101	19
N3- B1(c)	Tippers, Haulage	5071	0	2929	212	12	0
N3- B1(d)	Tippers, Haulage	2310	0	2155	195	0	0
N3- B1(e)	Tippers, Haulage	1846	0	817	54	4	5
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	744	0	547	50	0	0
N3- B2(c)	Tractors with suitable Trailers	1948	62	1787	25	6	6
N3- B2(d)	Tractors with suitable Trailers	2099	172	1521	122	31	4

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.